Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Canetic Resources Trust announces solid second quarter and six month operating and financial results

    CALGARY, Aug. 9 /CNW/ - (CNE.UN - TSX; CNE - NYSE) - Canetic Resources
Trust ("Canetic" or the "Trust"), is pleased to announce its operating and financial results for the three and six months ended June 30, 2007.
    "Throughout the second quarter of 2007 we remained focused on the development and exploitation of our asset base with the continuation of our ambitious capital expenditure program," said J. Paul Charron, President and
Chief Executive Officer of Canetic.
    "In our view, the underlying long-term fundamentals for the oil and natural gas sector appear strong and we continue to believe that Canetic's diverse property portfolio, balanced production profile, extensive inventory of development opportunities, and consistent hedging strategy leave Canetic well positioned to compete effectively in today's environment and provide our unitholders with a reliable source of income."

    <<
    HIGHLIGHTS

    -   Canetic posted its third consecutive quarter of strong production results at 77,765 barrels of oil equivalent per day, in-line with previous guidance. Incremental production volumes associated with the
        Samson acquisition as well as production additions from drilling and optimization activity during the first quarter resulted in an average daily production increase of approximately 11 percent in the three and six months ended June 30, 2007 versus the comparable periods of
        2006.

    -   Over the first six months of 2007, Canetic remained very active in the exploitation of its asset base. Expenditures for development activities in the six month period totalled $237.2 million as compared to $152.8 million for the same period in 2006. A total of
        124 gross (69.2 net) wells were drilled during the first six months of 2007 with a success rate of 96 percent.

    -   During the second quarter of 2007, Canetic generated funds flow from operations of $192.0 million, slightly higher than the first quarter
        2007 and a four percent increase compared to the second quarter 2006.
        Funds flow from operations were $382.4 million for the six months ended June 30, 2007, an increase of one percent from $379.8 million in the comparable period of 2006. Over the past four quarters,
        Canetic has generated funds flow from operations totalling
        $752.8 million.

    -   Canetic declared cash distributions of $129.6 million during the second quarter of 2007 representing $0.19 per unit per month or $0.57 per unit. Our payout ratio for the quarter, defined as cash distributions to unitholders divided by funds flow from operations, approximated 67 percent.

    FINANCIAL AND OPERATING SUMMARY

                        Three Months Ended June 30  Six Months Ended June 30
    -------------------------------------------------------------------------
    ($millions except                           %                         %
     per unit amounts)       2007   2006(1) change     2007   2006(1) change
    -------------------------------------------------------------------------
    FINANCIAL
    Gross revenue           372.4    341.2      9%    738.6    691.6      7%
    Funds flow from
     operations(2)          192.0    185.1      4%    382.4    379.8      1%
      Per unit - basic       0.84     0.92     -9%     1.69     1.89    -11%
      Per unit - diluted     0.84     0.89     -6%     1.67     1.84     -8%
    Net earnings (loss)    (301.8)    82.9   -464%   (308.7)   142.1   -317%
      Per unit - basic      (1.33)    0.41   -424%    (1.36)    0.71   -292%
      Per unit - diluted    (1.33)    0.40   -433%    (1.36)    0.69   -297%
    Cash distributions
     declared               129.6    139.5     -7%    258.8    278.1     -7%
      Per unit              0.570    0.690    -17%    1.140    1.380    -17%
    Payout ratio(2)           67%      75%    -11%      68%      73%     -7%
    -------------------------------------------------------------------------
    Capital expenditures
      Net development
       expenditures          89.2     85.8      4%    237.2    152.8     55%
      Net capital
       expenditures          50.2    104.6    -52%    202.2    171.7     18%
    Total assets          5,664.1  4,899.6     16%  5,664.1  4,899.6     16%
    Long-term debt        1,342.7    893.8     50%  1,342.7    893.8     50%
    Net debt (excluding
     financial
     derivatives)(2)      1,378.0    926.6     49%  1,378.0    926.6     49%
    Unitholders' equity   2,968.1  3,247.5     -9%  2,968.1  3,247.5     -9%
    -------------------------------------------------------------------------
    Weighted average
     trust units
     outstanding
     (000s)(1)            227,352  201,998     13%  226,912  201,370     13%
    Trust units
     outstanding at
     period end (000s)(1) 227,750  202,535     12%  227,750  202,535     12%
    -------------------------------------------------------------------------
    OPERATING
    Production(2)
      Natural gas (mmcf/d)  211.0    166.0     27%    215.6    171.0     26%
      Crude oil (bbl/d)    35,928   37,348     -4%   36,173   37,486     -4%
      Natural gas liquids
       (bbl/d)              6,664    5,043     32%    6,789    5,401     26%
      Crude oil and NGLs
       (bbl/d)             42,592   42,391      0%   42,962   42,887      0%
      Barrel of oil
       equivalent
       (boe/d) (at) 6:1    77,765   70,061     11%   78,890   71,392     11%
    -------------------------------------------------------------------------
    Average prices(2)
      Natural gas ($/mcf)    7.72     5.97     29%     7.68     7.49      3%
      Natural gas ($/mcf)
       (including financial
       instruments)          8.01     6.80     18%     7.94     7.99     -1%
      Crude oil ($/bbl)     59.95    67.29    -11%    58.59    60.82     -4%
      Crude oil ($/bbl)
       (including financial
       instruments)         58.42    61.97     -6%    57.68    56.53      2%
      Natural gas liquids
       ($/bbl)              46.85    48.90     -4%    44.96    47.82     -6%
    -------------------------------------------------------------------------
    Total ($/boe)           52.62    53.52     -2%    51.73    53.52     -3%
    Total ($/boe)
     (including financial
     instruments)           52.70    52.63      0%    52.03    52.46     -1%
    -------------------------------------------------------------------------
    Drilling activity
     (gross)
      Natural gas               5       34       -       51       95       -
      Oil                      16       29       -       61       67       -
      Other                     5        2       -        7        4       -
      Dry and abandoned         1        3       -        5        5       -
    -------------------------------------------------------------------------
    Total gross wells          27       68       -      124      171       -
    -------------------------------------------------------------------------
    Total net wells          10.3     28.5       -     69.2     81.9       -
    -------------------------------------------------------------------------
    Success rate (%)          96%      96%       -      96%      97%       -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) The merger of Acclaim Energy Trust ("Acclaim") and StarPoint Energy
        Trust ("StarPoint") was accounted for as a purchase of StarPoint by
        Acclaim. Accordingly, the financial and operating results of
        StarPoint have been included from the date of acquisition, January 5,
        2006. All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

    (2) Please refer to the Advisory section regarding forward-looking statements of this news release for definitions of Non-GAAP terms and frequently recurring terms and abbreviations. The payout ratio is calculated as cash distributions divided by funds flow from operations.

    Note: All references are to Canadian dollars unless otherwise indicated.
          Natural gas volumes recorded in thousand cubic feet ("mcf") or million cubic feet ("mmcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOEs may be misleading,
          particularly if used in isolation. A BOE conversion ratio of six (6) mcf: one (1) bbl is based on an energy equivalent
          conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.
    >>

    PRESIDENT'S MESSAGE

    Canetic continued to perform well during the second quarter 2007 maintaining strong production volumes in-line with guidance. Through the second quarter, Canetic remained focused on the exploitation of our broad inventory of development opportunities and the tie-in of volumes related to our successful fourth quarter 2006 and first quarter 2007 drilling programs.
Sustained strong operational and production performance largely offset delays in planned capital activities enabling Canetic to produce another solid quarter and achieve our objective of maintaining production levels relatively flat. This objective was achieved despite the impact of expanded turnaround activity, extended spring break-up conditions, and the sale of assets and related production of approximately 1,000 boe per day in Northeast Alberta
(the "Northeast Alberta Asset Sale"). While drilling activities during the quarter were lower than originally anticipated, as a result of the challenging weather conditions, we continued to see strong results from our optimization activities and successfully tied-in volumes previously behind pipe. Moving forward, we continue to execute on the extensive development opportunities offered by our diversified asset base and pursue opportunities to optimize production efficiencies and minimize operating costs in the face of continued
upward pressure on field service costs including fuel, power, labour, trucking and other related mechanical services.
    To support our efforts to provide unitholders with a reliable source of income, we maintain an active commodity price risk management program which we believe has been effective in helping to mitigate the impact of adverse fluctuations in commodity prices over time. In general, we look to hedge approximately 40 to 50 percent of overall production volumes during any given period. However, as we entered 2007, we grew increasingly concerned about the surplus of natural gas in storage and elected to put in place additional downside price protection on natural gas volumes for the summer months. The market has subsequently experienced a significant downturn in natural gas prices due to current natural gas inventories reaching their highest level ever for this time of year. Accordingly, we expect to benefit during the third quarter from our increased natural gas hedge position which now provides downside price protection with an average floor price of approximately $6.96 per Gigajoule ("Gj") on nearly 60 percent of budgeted natural gas production volumes to the end of October. Should the downturn in natural gas prices persist through the early winter months, Canetic will continue to have a significant level of downside price protection with more than 40 percent of budgeted natural gas production hedged through to the end of March 2008 with an average floor price of approximately $7.03 per Gj.
    In addition to increasing our hedging coverage, we have also chosen to postpone certain previously planned natural gas related capital activities while we await a recovery in the market price for the commodity. To help offset the loss of related natural gas volumes we have increased the level of drilling and exploitation activity in areas prone to conventional light oil production to take advantage of recent strength in crude oil prices.
    Despite the challenges posed by the current natural gas pricing environment, continued cost escalation and the rapid appreciation of the
Canadian to U.S. dollar exchange rate, which adversely impacts our oil related revenues, we continue to believe Canetic remains well positioned to compete in today's environment and provide our unitholders with a reliable source of income.

    FINANCIAL AND OPERATING RESULTS

    Production volumes averaged 78,890 boe per day for the six months ended
June 30, 2007, an increase of 11 percent over the 71,392 boe per day reported for the same period in 2006. The 11 percent increase in average production resulted primarily from the Samson acquisition which closed on August 31,
2006. During the second quarter, production averaged 77,765 boe per day as compared to 70,061 boe per day recorded during the second quarter 2006.
Relative to the first quarter 2007, production volumes were slightly lower due to the sale of approximately 1,000 boe per day of production related to the
Northeast Alberta Asset Sale, expanded plant turnaround activity, natural gas production declines and an extended spring break-up due to wetter than normal weather.
    Petroleum and natural gas revenue totalled $738.6 million for the six months ended June 30, 2007, up seven percent from $691.6 million reported for the same period in 2006. Gross revenue increased nine percent during the second quarter 2007 to $372.4 million compared to $341.2 million for the same period in 2006. The increase is mainly due to higher production volumes and natural gas prices over the same period a year earlier.
    Funds flow from operations for the six months ended June 30, 2007, totalled $382.4 million or $1.67 per diluted unit, relatively unchanged from the $379.8 million, or $1.84 per diluted unit during the same period in 2006.
Funds flow from operations totalled $192.0 million or $0.84 per diluted unit for the three months ended June 30, 2007, representing a four percent increase from $185.1 million, or $0.89 per diluted unit for the same period in 2006.
    Canetic declared cash distributions of $129.6 million during the second quarter 2007 representing $0.19 per unit per month or $0.57 per unit. Our payout ratio for the quarter, defined as cash distributions to unitholders divided by funds flow from operations, approximated 67 percent.
    Canetic recorded a net loss of $308.7 million or $1.36 per diluted unit for the six months ended June 30, 2007 compared to net earnings of
$142.1 million or $0.69 per diluted unit for the same period in 2006. The net loss includes a second quarter loss of $301.8 million or $1.33 per diluted unit, as compared to net earnings of $82.9 million or $0.40 per diluted unit in the second quarter 2006. As a result of the enactment of Bill C-52 (Budget
Implementation Act, 2007) (see "Canadian Tax Legislation Affecting Income
Trusts" for more information), the Trust has recognized additional future income tax expense and corresponding future income tax liability of
$330 million during the second quarter. This represents the incremental future income taxes on differences between the accounting and tax basis of assets and liabilities currently held at the trust level, which are expected to remain at the time the Distribution Tax becomes effective. Prior to this legislation, future income taxes were only recognized on timing differences arising in corporate subsidiaries which were not considered to be flow-through entities for tax purposes. While this accounting adjustment has a significant impact on earnings for the period, this is a non-cash expense which has no immediate impact on cash flow from operations. In the absence of the charge to reflect enactment of the SIFT Rules, net earnings for the quarter and first half of
2007 would have been $28.2 million and $21.3 million, respectively.
    The price of West Texas Intermediate ("WTI") crude averaged US$61.64 per bbl during the first six months of 2007, down eight percent from the average price of US$67.14 per bbl for the same period in 2006. During the second quarter, WTI crude averaged US$65.02 per bbl compared to US$70.70 per bbl for the same period in 2006. For the six months ended June 30, 2007, we received an average oil price of $58.59 per bbl as compared to $60.82 per bbl for the comparable period in 2006. Our average oil price of $59.95 per bbl during the second quarter represents a decrease of 11 percent from an average of $67.29 per bbl reported during the same period in 2006.
    The AECO Monthly Index gas price averaged $7.37 per mcf in the second quarter of 2007, up 18 percent from $6.27 per mcf received in the second quarter of 2006. Year to date, the AECO Monthly Index price has averaged $7.42 per mcf, down five percent from the $7.78 per mcf received for the same period in 2006. Our average natural gas price was $7.68 per mcf for the six months ended June 30, 2007 as compared to $7.49 per mcf during the same period in
2006. Our average natural gas price for the quarter was $7.72 per mcf which represents a 29 percent increase from the second quarter in 2006.

    REVIEW OF OPERATIONS

    Canetic's record of strong operational and production performance continued in the second quarter of 2007.

    Operational highlights during the second quarter include:

    <<
    -   The commissioning and sale of gas from our Clarke Lake facility.
        Canetic brought two wells on-stream in the second quarter at a combined rate in excess of five mmcf per day. The time from drilling to on-stream for this prospect was less than five months and represents a highly successful program for Canetic.

    -   A successful optimization and production management program focused on identifying and implementing efficient production addition opportunities in our South Central, Border Plains, Southern and Rocky
        business units. This program helped to largely offset the impact of delayed capital activities arising from adverse weather conditions which extended spring break-up through much of the second quarter.

    -   The continued tie-in of production into our new Willesden Green Gas
        Processing Facility, and installation of the infrastructure that will support our future development programs. This significant investment for Canetic is an important commitment to one of our core operating areas, and reflects the importance we place on managing our own assets and production and minimizing our cost structure wherever possible.
    >>

    During the second quarter, Canetic drilled only six operated wells
(5.5 net) due to an extended spring break-up and weather related delays. These wells targeted medium to light crude. Four of the operated wells were drilled in the Southern business unit (Southeast Alberta and Southwest Saskatchewan)
with the remaining two wells drilled in the Williston Basin business unit
(Southeast Saskatchewan and North Dakota). All wells were cased and are currently undergoing completion and tie-in. Drilling activity has resumed during the third quarter 2007 and we plan for the drilling of approximately
30 - 40 operated wells over the remainder of the year, depending on well type and depth. To date, 12 operated wells have been drilled during the third quarter 2007.
    In-line with guidance, second quarter production remained relatively flat at 77,765 boe per day, despite volume impacts of approximately 1,600 boe per day in aggregate due to property sales, expanded turnarounds and extended spring break-up conditions. Effective April 30, 2007, Canetic closed the
Northeast Alberta Asset Sale involving approximately 1,000 boe per day of non-core production, primarily natural gas, in Northeast Alberta. The impact on second quarter production of this sale was approximately 600 boe per day.
    Wet weather and an extended spring break-up during the second quarter
2007 led to prolonged road bans and regulatory and lease access restrictions as well as delays in the execution of various repair and maintenance and well completion projects. Expanded turnaround activity and unplanned third party facility outages also had significant impacts on production volumes through the quarter. In total, we estimate approximately 1,000 boe per day of production was lost as a result of turnarounds and facility outages, weather, and extended spring break-up related restrictions. We anticipate continued
turnaround activity in the third quarter with a scheduled outage in the Kaybob
South and Simonette fields (impact of approximately 1,500 to 1,800 boe per day to Canetic through July), as well as a scheduled outage by Canetic at our
Gilby 5-5 facility in September (impact of approximately 1,500 boe per day for approximately three weeks). In addition, we are planning an outage at our
Pouce Coupe battery and gas handling facilities in September, and may take advantage of the softness in natural gas prices to complete a number of smaller turnarounds prior to the winter heating season. These turnarounds are all for preventative maintenance purposes in accordance with good operating practices.
    As anticipated, operating costs in the second quarter were impacted by annual charges for surface rentals and property taxes. Canetic pays and books these costs in the second quarter, and to a lesser extent in the third quarter of the year. Canetic also continued to see cost pressures on field service costs through the first half of 2007 in areas such as power, labour and third party processing charges. While the industry as a whole has seen an escalation in average cost structures, Canetic remains diligent and active in the pursuit of opportunities to reduce our cost structure wherever possible.
    Due to strengthening crude prices, Canetic will focus most of our attention during the second half of 2007 on our large inventory of oil prospects. Areas of activity for the remainder of the year will be in
Williston Basin, Southeastern Alberta, and East Central Alberta targeting medium to light crude. Another region of activity will include the Hoadley area in Central Alberta on the acquired Samson acreage. Limited capital will be spent developing natural gas opportunities until Canetic sees strengthening in the natural gas market.

    <<
    CAPITAL EXPENDITURES

                        Three Months Ended June 30  Six Months Ended June 30
    -------------------------------------------------------------------------
    Capital Expenditures
    ($000s)                      2007         2006         2007         2006
    -------------------------------------------------------------------------
    Land                        2,187        5,015        3,946        7,797
    Geological and
     geophysical                2,010          600        2,150        1,733
    Drilling and completion    59,874       63,636      163,553      118,084
    Production equipment
     and facilities            25,103       16,525       67,598       25,176
    -------------------------------------------------------------------------
    Net development
     expenditures              89,174       85,776      237,247      152,790
    StarPoint acquisition           -            -            -    2,511,746
    Minor property
     acquisitions                 917       23,869        1,836       23,869
    Minor property
     dispositions             (46,470)      (5,000)     (49,427)      (5,000)
    -------------------------------------------------------------------------
    Net capital expenditures   43,621      104,645      189,656    2,683,405
    Office                      1,849        2,710        4,948        3,063
    Asset retirement
     obligation change in
     estimate                     223          547        1,493        1,472
    Capitalized
     compensation               4,535        4,095        6,097        6,654
    -------------------------------------------------------------------------
    Total capital
     expenditures              50,228      111,997      202,194    2,694,594
    -------------------------------------------------------------------------
    >>

    During the six months ended June 30, 2007, expenditures for development activities totalled $237.2 million as compared to $152.8 million for the same period in 2006. A total of 124 gross (69.2 net) wells were drilled during the period, including 51 gross (27.3 net) natural gas wells and 61 gross
(39.2 net) oil wells, 7 gross (1.1 net) service wells and 5 gross (1.6 net)
dry and abandoned wells. Of the total wells drilled, 51 gross (47.0 net) were operated by Canetic, resulting in 37 gross (34.7 net) oil wells, 13 gross
(11.3 net) natural gas wells, and 1 gross (1.0 net) dry and abandoned.
    Canetic has altered the profile of our operated program in 2007 over
2006, as we are targeting deeper, more prolific, and consequently higher cost targets in Southern Alberta in addition to our Slave Point development in
Clarke Lake. 2006 was characterized by large shallow programs in Willesden
Green and our high non-operated working interest in Big Bend Wyoming.
    During the second quarter, development expenditures totalled
$89.2 million as compared to $85.8 million for the same period in 2006.
Included in drilling and completion costs of $59.9 million are $38.3 million of optimization and workover costs incurred during the three month period to maximize production efficiencies and mitigate production declines. Canetic also completed net property dispositions totalling $46.5 million. Proceeds from the dispositions were initially utilized to reduce bank indebtedness, but subsequently utilized to fund a portion of the 2007 capital expenditure program.

    COMMODITY PRICE RISK MANAGEMENT

    The prices we receive for our petroleum and natural gas can fluctuate significantly due to supply and demand fundamentals which are influenced by weather patterns, the economic environment or political uncertainty.
    Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement. Canetic actively hedges up to 50 percent of our production using financial instruments that provide a hard floor price, but retains whenever possible, some opportunity to participate in favourable price movements. This practice is designed to allow us to generate stable cash flow for distributions and achieve positive economic returns on capital development and acquisition activities. In general, we target hedge positions that provide coverage for approximately 40 to 50 percent of overall production volumes during any given period.
    During the second quarter of 2007, we recorded a realized financial derivative gain of $0.6 million as compared to a loss of $5.6 million for the same period in 2006.
    The following commodity commitments have been put in place for 2007 and beyond:

    <<
                                                                      Annual
    Commodity Contracts                                              Average
    -------------------------------------------------------------------------
    Natural Gas                                  Q3 2007   Q4 2007      2008
    -------------------------------------------------------------------------
    Fixed Price Volume (Gj/d)                     50,000    20,000         -
    Fixed Price Average ($/Gj)                  $   7.32  $   7.51         -
    Collars Volume (Gj/d)                         80,000    86,667    22,500
    Collar Floors ($/Gj)                        $   6.74  $   6.92  $   7.00
    Collar Caps ($/Gj)                          $   9.62  $  10.74  $  11.23
    -------------------------------------------------------------------------
    Total Volume Hedged (Gj/d)                   130,000   106,667    22,500
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------

    Crude Oil                                    Q3 2007   Q4 2007      2008
    -------------------------------------------------------------------------
    CDN Denominated Fixed Price
     Volumes (bbl/d)                               8,000     8,000       250
    CDN Denominated Fixed Price
     Average ($CDN/bbl)                         $  67.26  $  67.26  $  72.20
    U.S. Denominated Fixed Price Volume (bbl/d)    1,500     1,500         -
    U.S. Denominated Fixed Price
     Average ($US/bbl)                          $  48.11  $  48.11         -
    Collars Volume (bbl/d)                         6,000     6,000    10,000
    Collar Floors ($US/bbl)                     $  58.00  $  58.00  $  64.00
    Collar Caps ($US/bbl)                       $  80.76  $  80.76  $  81.67
    -------------------------------------------------------------------------
    Total Volume Hedged (bbl/d)                   15,500    15,500    10,250
    -------------------------------------------------------------------------
    >>

    CANADIAN TAX LEGISLATION AFFECTING INCOME TRUSTS

    Bill C-52 (Budget Implementation Act, 2007), which incorporated the
Specified Investment Flow-Through Rules (the "SIFT Rules") received Royal
Assent and became law on June 22, 2007. Under the SIFT Rules, certain of our distributions that would have otherwise been deductible by the Trust for tax purposes will be subject to a special tax at a rate of 31.5 percent (the
"Distribution Tax"). As expected, the Distribution Tax will not apply to the
Trust until January 1, 2011 provided, in the interim period, the Trust operates within the SIFT Rules and adheres to the "normal growth" and "undue expansion" guidelines recently published by the Department of Finance. The intent of these rules is to impose tax on income trusts in a similar manner and at rates comparable to existing Canadian public corporations and to treat distributions as dividends in the hands of unitholders.
    Under the SIFT Rules, distributions to individual Canadian resident unitholders will be treated as dividends from a taxable Canadian corporation and will be eligible for a dividend tax credit. Distributions to corporations resident in Canada will be eligible for full deduction as tax free inter-corporate dividends and potentially subject to a 33 1/3 percent refundable tax. Tax-deferred accounts will continue to pay no tax on distributions. Non-resident unitholders will be taxed on distributions at the non-resident withholding tax rate for dividends which potentially may be recovered as a foreign tax credit. Distributions representing a return of capital will continue to be an adjustment to a unitholder's adjusted cost base of trust units.
    Effectively, under the SIFT Rules, the Trust's taxable income will be subject to the Distribution Tax and any taxes payable as a result will directly reduce cash flow available for distribution to unitholders. The impact of the Distribution Tax on funds flow from operations, and hence its impact on the level of cash distributions to unitholders, after
January 1, 2011, will be mitigated to the extent the Trust has tax pools available to shelter income from the Distribution Tax. Currently, the Trust has approximately $1.6 billion of tax pools that may be used to offset future taxes. In the period leading to 2011, our objective will be to preserve and maximize tax pools that will be available to reduce or defer the incidence of cash taxes in 2011 and subsequent years. Given our current tax pool position and our expectations for growth of these pools leading to 2011, we currently anticipate our effective tax rate will be significantly less than the
31.5 percent statutory rate in 2011 and subsequent years.

    <<
    Estimated Income Tax Pools ($000s)                         June 30, 2007
    -------------------------------------------------------------------------
    Undepreciated capital costs                                      554,311
    Canadian oil and gas property expense                            505,787
    Canadian exploration expense                                      23,820
    Canadian development expense                                     344,543
    Non-capital losses                                               144,386
    Other                                                             38,653
    -------------------------------------------------------------------------
    Total estimated income tax pools                               1,611,500
    -------------------------------------------------------------------------
    >>

    The long-term effect of the SIFT Rules on the Trust has yet to be fully determined. We continue to evaluate alternative structures and business strategies, and await further clarity from the Government with respect to the rules and tax consequences surrounding conversion from the existing trust model. At the present time, we perceive considerable value in the four year tax exemption to the end of 2010 and do not see a compelling reason to make significant changes to our legal structure in the near term. In the interim, we are considering our strategic response to the new tax regime in order to mitigate the effect on our unitholders. Regardless of the future environment, we will continue to operate as we always have, with prudent management of our resources, adaptability and a relentless commitment to our unitholders.
    Please refer to the sections of Canetic's Management's Discussion and
Analysis ("MD&A"), dated June 30, 2007, entitled "Federal Income Tax Changes"
and "Income Taxes" for a more complete discussion of the potential impacts and changes anticipated to result from implementation of the SIFT Rules and related Distribution Tax.

    OUTLOOK

    As we look forward to the second half of 2007, Canetic will continue to focus on the exploitation and development of our significant asset base.
Drilling activity has resumed during the third quarter 2007 and we plan for the drilling of approximately 30 - 40 operated wells over the remainder of the year, depending on well type and depth. The diversity of our asset base will allow us to focus our operated program on crude oil related opportunities and defer certain natural gas projects while we await a recovery in natural gas prices. Production efficiencies associated with our capital program remain strong relative to industry averages in the Western Canadian Sedimentary Basin and additional drilling and optimization opportunities have been identified.
    Our robust inventory of opportunities has led us to further increase planned capital expenditures to an estimated $400 million by year end. This is a further $25 million increase above the increase announced following the end of the first quarter resulting in a total increase year-to-date of $50 million over our original budget of $350 million announced in December of 2006.
Despite the additional capital expenditures, we expect our total well count to be lower in 2007 than 2006, reflecting the deeper and more prolific wells that we have been drilling as of late.
    Although Canetic continues to experience increasing operating costs on a unit-of-production basis, we maintain our commitment to managing operational efficiencies and optimizing field netbacks in all areas where we do business.
Due to continued cost pressures, particularly in the areas of labour, fuel, power, processing fees and property taxes, we are increasing our previous estimate for full year operating costs to $10.00 - $11.00 per boe. As we experience higher field costs throughout our asset base, considerable effort is being made to optimize operational efficiencies and minimize operating costs on a unit-of-production basis, including the divestiture of assets that have a higher cost base.
    Despite the temporary decline in production volumes experienced during the second quarter of 2007 and the disposition of approximately 1,000 boe per day of production associated with the Northeast Alberta Asset Sale, which was not accounted for in our previous production guidance, we believe the strength of our development program will enable us to maintain our previous production guidance of 76,500 to 80,000 boe per day for the full year 2007. Given expected commodity prices, this production target is anticipated to result in a payout ratio of 65 to 70 percent of funds flow from operations at current distribution levels of $0.19 per unit per month. The balance of funds flow from operations will be utilized to fund a majority of our 2007 capital expenditure program.
    We remain excited about the future prospects of Canetic. Our continuing strategy has always been to build a significant asset base and a team of people that could generate long-term value for our unitholders. We believe that we have created an entity that is well positioned for the long-term, with significant asset depth and diversity, extensive development opportunities and a quality team of people to exploit those opportunities. Our current focus is to exploit our assets and extract the inherent value for our unitholders, and find new and innovative ways to bring incremental value and opportunity to our portfolio and position the Trust to excel in today's continually changing environment.
    In addition, given the implementation of the new SIFT Rules, we will continue to review alternative business strategies and structures to ensure we are well positioned for 2011. This includes the evaluation of unconventional oil and natural gas opportunities, U.S. and international acquisition opportunities, and further consolidation opportunities in the oil and gas trust sector, which we expect to materialize over the next couple of years.
    We look forward to reporting our progress.

    <<
    (signed)                       (signed)

    Jack C. Lee                    J. Paul Charron
    Chairman                       President & Chief Executive Officer
    >>

    August 9, 2007

    Canetic's complete second quarter 2007 unaudited Financial Statements and
Notes and Management's Discussion and Analysis ("MD&A") are available on
Canetic's website at www.canetictrust.com or on SEDAR at www.sedar.com or on
EDGAR at www.sec.gov.
    All references are to Canadian dollars unless otherwise indicated.
Natural gas volumes recorded in thousand cubic feet ("mcf") or million cubic feet ("mmcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six (6) mcf: one (1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

    ADVISORY

    Certain statements contained in this news release constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities law. These statements relate to future events or future performances. All statements other than statements of historical fact may be forward-looking statements. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.
    The use of any of the words "anticipate", "continue", "estimate",
"expect", "may", "will", "project", "could", "should", "believe", "intend",
"propose", "budget", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.
We believe the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements are not guarantees of future performance and should not be unduly relied upon. These statements speak only as of the date of this news release.
    In particular, this news release contains or references documents containing forward-looking statements pertaining to the following: business strategies; production volumes; reserves volumes; operating and other costs and expenses; commodity prices; future cash distribution levels and taxability; payout ratios; capital spending including timing, allocation and amounts of capital expenditures and the sources of funding thereof; sources of funding operations and distributions and the sufficiency thereof; estimates of funds flow from operations; royalty rates; interest rates; asset retirement obligations; hedging and other risk management programs; debt levels, future tax treatment of income trusts such as the Trust and unitholders; income tax pools, and liquidity and financial capacity.
    The forward-looking statements contained in this news release and referenced documents are based on a number of expectations and assumptions that may prove to be incorrect. In addition to other assumptions identified in this news release and referenced documents, assumptions have been made regarding, among other things: that the Trust will continue to conduct its operations in a manner consistent with past operations; the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes; the general continuance of current industry conditions; the accuracy of the estimates of the Trust's reserves volumes; the ability of Canetic to obtain equipment, services and supplies in a timely manner to carry out our activities; the ability of Canetic to market oil and natural gas successfully;
the timely receipt of required regulatory approvals; the ability of Canetic to obtain financing on acceptable terms; currency, exchange and interest rates;
future oil and gas prices; and future cost assumptions. No assurance can be given that these factors, expectations and assumptions will prove to be correct.
    The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this news release and referenced documents: volatility in market prices for oil and natural gas; risks and liabilities inherent in oil and natural gas including operations, exploration, development, exploitation, production, marketing and transportation risks; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, and skilled personnel; incorrect assessments of the value of acquisitions;
geological, technical, drilling and processing problems; risks and uncertainties involving geology of oil and gas deposits; unanticipated operating results or production declines; fluctuations in foreign exchange, currency or interest rates, and stock market volatility; changes in laws and regulations including but not limited to those pertaining to income tax, environmental and regulatory matters; failure to realize the anticipated benefits of acquisitions; health, safety and environmental risks; and the other factors described in Canetic's public filings from time to time
(including under "Risk Factors" in our Annual Information Form) available in
Canada at www.sedar.com and in the United States at www.sec.gov. Readers are
cautioned that this list of risk factors should not be construed as exhaustive.
    The forward-looking statements contained in this news release and referenced documents are expressly qualified by the following cautionary statement: Canetic undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

    NON-GAAP MEASURES

    This news release and referenced documents refer to certain financial measures that are not determined in accordance with GAAP. These measures as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with calculations of similar measures for other companies or trusts.
    Management uses funds flow from operations, which we define as net earnings plus non-cash items before deducting changes in non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage. "Funds flow from operations" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds flow from operations cannot be assured and our future distributions may vary.
Readers should refer to the "Funds Flow From Operations" section of Canetic's second quarter 2007 MD&A for a reconciliation of funds flow from operations to net earnings.
    We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources. Readers should refer to the "Liquidity and Capital Resources" section of Canetic's second quarter 2007
MD&A for a reconciliation of net debt.
    We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance. Readers should refer to the "Cash Distributions"
section of Canetic's second quarter 2007 MD&A for the calculation of payout ratio.
    We use the terms operating and cash netbacks to analyze margin and funds flow on each boe of production. Operating and cash netbacks should not be viewed as an alternative to cash flow from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with GAAP. Readers should refer to the "Netbacks" section of
Canetic's second quarter 2007 MD&A for a reconciliation of operating and cash netbacks.
    We use the term total capitalization, which we define as net debt including convertible debentures plus unitholders' equity, to analyze leverage. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust. Readers should refer to the
"Liquidity and Capital Resources" section of Canetic's second quarter 2007
MD&A for a reconciliation of total capitalization.
    Management believes that, in conjunction with results presented in accordance with GAAP, these measures assist in providing a more complete understanding of certain aspects of the Trust's results of operations and financial performance. Readers are cautioned however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indication of our performance.

    ADDITIONAL INFORMATION

    Additional information regarding the Trust and its business operations, including the Trust's Annual Information Form for the year ended December 31,
2006, is available on the Trust's SEDAR company profile at www.sedar.com or the EDGAR company profile at www.sec.gov.
    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.
    For further information or to receive a complete copy of Canetic's second quarter operating and financial results, including the MD&A and Financial
Statements free of charge, please visit our website at www.canetictrust.com or contact Canetic investor relations by email at: Info(at)canetictrust.com or toll free telephone at 1-877-539-6300.

    <<
    CONSOLIDATED
    BALANCE
    SHEETS

    ($CDN thousands) unaudited             June 30, 2007   December 31, 2006
    -------------------------------------------------------------------------
    ASSETS
    Current Assets
      Accounts receivable                    $   233,591         $   261,498
      Prepaid expenses and deposits               32,588              34,647
      Financial derivative asset                  27,841                   -
    -------------------------------------------------------------------------
                                                 294,020             296,145
    Property, plant and equipment, net
     of amortization                           4,447,624           4,597,654
    Goodwill                                     922,024             922,024
    Deferred financing charges, net of
     amortization                                      -               8,996
    Financial derivative asset                       452               6,157
    -------------------------------------------------------------------------
    Total assets                             $ 5,664,120         $ 5,830,976
    -------------------------------------------------------------------------
    LIABILITIES AND UNITHOLDERS' EQUITY

    Current Liabilities
      Accounts payable and accrued
       liabilities                           $   245,226         $   260,206
      Income taxes payable                        11,632              10,979
      Distributions payable                       43,231              51,933
      Convertible debentures                       1,309               1,697
      Financial derivative liability              21,730               1,124
    -------------------------------------------------------------------------
                                                 323,128             325,939
    Bank debt                                  1,342,738           1,289,678
    Convertible debentures, net of
     deferred transaction costs                  250,550             258,959
    Other long-term liabilities                    7,621               7,272
    Financial derivative liability                    44                   -
    Future income taxes                          577,894             250,339
    Asset retirement obligations                 194,042             191,874
    -------------------------------------------------------------------------
                                               2,696,017           2,324,061

    UNITHOLDERS' EQUITY
    Capital                                    4,253,140           4,224,470
    Convertible debentures                         6,584               6,584
    Deficit                                   (1,291,621)           (724,139)
    -------------------------------------------------------------------------
                                               2,968,103           3,506,915
    -------------------------------------------------------------------------
    Total liabilities and unitholders'
     equity                                  $ 5,664,120         $ 5,830,976
    -------------------------------------------------------------------------

    CONSOLIDATED
    STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME
    AND DEFICIT

    -------------------------------------------------------------------------
                        Three Months Ended June 30  Six Months Ended June 30
    -------------------------------------------------------------------------
    ($CDN thousands
     except per unit
     amounts) unaudited          2007         2006         2007         2006
    -------------------------------------------------------------------------
    REVENUE
      Petroleum and
       natural gas sales  $   372,385  $   341,205  $   738,594  $   691,551
      Royalty expense         (67,506)     (65,095)    (134,289)    (132,219)
    -------------------------------------------------------------------------
                              304,879      276,110      604,305      559,332
    -------------------------------------------------------------------------
    EXPENSES
      Operating                73,551       57,837      142,603      114,447
      Transportation            4,749        4,292       11,907        8,736
      General and
       administrative          16,535       21,364       28,505       35,163
      Interest on bank debt    15,824       11,103       31,713       20,289
      Interest on convertible
       debentures               4,523        1,456        9,421        2,116
      Depletion, depreciation
       and amortization       175,784      149,972      352,224      300,490
      Accretion of asset
       retirement obligations   3,876        2,457        7,739        4,908
      (Gain) loss on
       financial derivatives  (47,473)       3,274       (5,768)       6,369
    -------------------------------------------------------------------------
                              247,369      251,755      578,344      492,518
    -------------------------------------------------------------------------
    Earnings before taxes      57,510       24,355       25,961       66,814
    Current income taxes
     (recovery)                   559         (284)       2,447         (272)
    Capital taxes               2,426        1,340        4,627        4,054
    Future income tax
     expense (recovery)       356,323      (59,576)     327,555      (79,038)
    -------------------------------------------------------------------------
    NET(LOSS) EARNINGS AND
     COMPREHENSIVE (LOSS)
     INCOME                  (301,798)      82,875     (308,668)     142,070
    Deficit, beginning of
     period                  (860,197)    (443,151)    (724,139)    (363,712)
    Distributions declared   (129,626)    (139,567)    (258,814)    (278,201)
    -------------------------------------------------------------------------
    Deficit, end of
     period               $(1,291,621) $  (499,843) $(1,291,621) $  (499,843)
    -------------------------------------------------------------------------
    Net (loss) earnings
     per unit
      Basic               $     (1.33) $      0.41  $     (1.36) $      0.71
      Diluted             $     (1.33) $      0.40  $     (1.36) $      0.69
    Weighted average
     units outstanding
      Basic                   227,352      201,998      226,912      201,370
      Diluted                 227,352      207,142      226,912      206,894
    -------------------------------------------------------------------------

    CONSOLIDATED
    STATEMENTS
    OF CASH FLOWS
    -------------------------------------------------------------------------
                        Three Months Ended June 30  Six Months Ended June 30
    -------------------------------------------------------------------------
    ($CDN thousands)
     unaudited                   2007         2006         2007         2006
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net (loss) earnings   $  (301,798) $    82,875  $  (308,668) $   142,070
    Adjustments for:
      Unit-based
       compensation             4,594       11,697        4,441       18,670
      Depletion,
       depreciation and
       amortization           175,784      149,972      352,224      300,490
      Accretion of asset
       retirement obligations   3,876        2,457        7,739        4,908
      Unrealized (gain) loss
       on financial
       derivatives            (46,898)      (2,372)      (1,482)      (7,306)
      Future income tax
       expense (recovery)     356,323      (59,576)     327,555      (79,038)
      Accretion of deferred
       transaction costs          163            -          603            -
    Asset retirement
     costs incurred            (3,677)      (2,468)      (7,064)      (5,924)
    Changes in non-cash
     operating working
     capital                    3,282       33,021        7,770      (50,752)
    -------------------------------------------------------------------------
                              191,649      215,606      383,118      323,118
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Proceeds from
     (repayment of) bank
     debt                      (5,972)      59,975       53,061      150,523
    Proceeds from issuance
     of units, net of
     issue costs               10,076       12,011       21,378       16,350
    Distributions to
     unitholders             (129,626)    (139,236)    (258,814)    (272,115)
    -------------------------------------------------------------------------
                             (125,522)     (67,250)    (184,375)    (105,242)
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Acquisition of
     petroleum and natural
     gas properties              (917)     (23,869)      (1,836)     (23,869)
    Disposition of
     petroleum and natural
     gas properties            46,470            -       49,427            -
    Corporate acquisitions,
     net of cash                    -     (36,000)            -      (36,000)
    Capital expenditures     (111,680)    (88,487)     (246,334)    (158,007)
    -------------------------------------------------------------------------
                              (66,127)   (148,356)     (198,743)    (217,876)
    -------------------------------------------------------------------------
    CASH BEGINNING AND
     END OF PERIOD        $         -  $        -   $         -  $         -
    -------------------------------------------------------------------------
    The Trust paid the
     following cash
     amounts:
      Interest paid       $    22,289  $   13,453   $    45,019  $    26,895
      Income and capital
       taxes paid         $     5,509  $    4,029   $    12,911  $    10,475
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Investor Relations, (403) 539-6300, Toll Free -
1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 16:53e 09-AUG-07